Exhibit 99.1

February 20, 2020

Globant Reports 2019 Full Year and Fourth Quarter Financial Results

Strong Finish To The Year; Robust Outlook

Fourth quarter revenues of $184.3 million, up 31.5% year-over-year

IFRS Diluted EPS of $0.35 for the fourth quarter

Non-IFRS Diluted EPS of $0.64 for the fourth quarter

Luxembourg / February 20, 2020 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for three months and year ended December 31, 2019.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth quarter 2019 highlights

●	Revenues rose to $184.3 million, representing 31.5% year-over-year growth compared to the fourth quarter of 2018.
●	IFRS Gross Profit margin was 37.9% compared to 40.2% in the fourth quarter of 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 39.9% compared to 41.7% in the fourth quarter of 2018.
●	IFRS Profit from Operations Margin was 10.9% compared to 12.8% in the fourth quarter of 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 16.5% compared to 16.7% in the fourth quarter of 2018.
●	IFRS Diluted EPS was $0.35 compared to $0.31 in the fourth quarter of 2018.
●	Non-IFRS Adjusted Diluted EPS was $0.64 compared to $0.50 in the fourth quarter of 2018.

Full year ended December 31, 2019 highlights

●	Revenues rose to $659.3 million, representing 26.2% year-over-year growth.
●	IFRS Gross Profit margin was 38.5% compared to 39.0% for the full year 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 40.4% compared to 40.6% for the full year 2018.
●	IFRS Profit from Operations Margin was 12.2% compared to 12.8% for the full year 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 17.0% compared to 16.1% for the full year 2018.
●	IFRS Diluted EPS was $1.43 compared to $1.41 for the full year 2018.
●	Non-IFRS Adjusted Diluted EPS was $2.29 compared to $1.74 for the full year 2018.

“2019 was another very successful year for our company. Our full year revenues for 2019 amounted to $659.3 million, representing 26.2% year-over-year growth. It is our 5th year since we are a public company with growth above 26%. At the same time, revenues for the fourth quarter of 2019 amounted to $184.3 million, a new record for the company and an outstanding increase of 31.5% compared to the fourth quarter of 2018,” said Martín Migoya, Globant’s CEO and co-founder.

“With Gartner’s estimate of 3.9 trillion dollars to be spent on IT alone in 2020, we continue to see an enormous opportunity for growth, since we are a unique player in the field delivering digital and cognitive transformations. We have a strong focus on innovation, on building an agile culture and applying AI to everything we do,” Migoya added. “On top of that, with our Be Kind initiative, we are deepening our commitment to being a sustainable organization, conscious about generating positive impact for all our stakeholders as we grow. Within Be Kind, we have set specific goals to fight climate change and to work even harder on diversity, inclusion and cultural wellness. These goals will focus us as we continue to expand.”

"I am very satisfied with our overall results for the fourth quarter and full year 2019. During this year we continued our growth journey while at the same time significantly improving our profitability. Finally, hirings continue to be strong, combined with further decrease in attrition levels, a positive signal towards the beginning of 2020” explained Juan Urthiague, Globant’s CFO.

Globant completed the fourth quarter with 11,855 Globers, 11,021 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the fourth quarter was as follows: 75.0% from North America (top country: US), 20.0% from Latin America and others (top country: Argentina) and 5.1% from Europe (top country: Spain). In terms of currencies, 86.7% of Globant’s revenues for the fourth quarter was denominated in US dollars.

During the year ended December 31, 2019, Globant served a total of 822 customers and continued to increase its wallet share, having 107 accounts with more than $1 million of annual revenues, 26 accounts over $5 million and 14 accounts above $10 million. Globant’s top customer, top five customers and top ten customers represented 11.7%, 27.0% and 38.5% of fourth quarter revenues, respectively.

Cash and bank balances and Investments as of December 31, 2019 amounted to $82.5 million, while borrowings amounted to $51.4 million. Finally, as of December 31, 2019, 37.0 million common shares were issued and outstanding.

2020 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2020:

●	First quarter 2020 Revenues are estimated to be at least $188 million, implying at least 28.6% year-over-year growth.
●	First quarter 2020 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
●	First quarter 2020 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.62 (assuming an average of 38.2 million diluted shares outstanding during the first quarter).
●	Fiscal year 2020 Revenues are estimated to be at least $810 million, implying at least 22.9% year-over-year revenue growth.

●	Fiscal year 2020 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16.5%-17.5%.
●	Fiscal year 2020 Non-IFRS Adjusted Diluted EPS is estimated to be at least $2.74 (assuming an average of 38.5 million diluted shares outstanding during 2020).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the full year and fourth quarter 2019 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 11,800 employees and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord (2019).

For more information, visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods for the fourth quarter and applicable to financial statements for the full year, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of assets and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited consolidated statement of financial position as of December 31, 2019 and December 31, 2018 and its unaudited consolidated statement of profit or loss and other comprehensive income for the three years ended December 31, 2019, prepared in accordance with IFRS issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Year ended		Three months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenues	659,325	522,310	184,306	140,138
Cost of revenues	(405,164)	(318,554)	(114,501)	(83,797)
Gross profit	254,161	203,756	69,805	56,341

Selling, general and administrative expenses	(172,478)	(133,187)	(50,195)	(35,540)
Net impairment losses on financial assets	(228)	(3,469)	388	(2,575)
Other operating expense, net	(720)	(306)	-	(306)
Profit from operations	80,735	66,794	19,998	17,920

Gains on transactions with bonds	1,569	-	1,569	-

Finance income	13,643	11,418	4,246	1,643
Finance expense	(26,801)	(16,968)	(8,525)	(3,153)
Finance expense, net	(13,158)	(5,550)	(4,279)	(1,510)

Share of results of investment in associates	(224)	-	(41)	-

Other income, net	110	6,220	75	(1,374)
Profit before income tax	69,032	67,464	17,322	15,036

Income tax	(15,017)	(15,868)	(3,869)	(3,527)
Net income for the period	54,015	51,596	13,453	11,509

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(400)	(871)	558	451
- Net change in fair value on financial assets measured at FVOCI	(373)	(12)	(1)	(5)
- Gains and losses on cash flow hedges	352	-	586	-
Total comprehensive income for the period	53,594	50,713	14,596	11,955

Net income attributable to:
Owners of the Company	54,015	51,677	13,453	11,509
Non-controlling interest	-	(81)	-	-
Net income for the period	54,015	51,596	13,453	11,509

Total comprehensive income for the period attributable to:
Owners of the Company	53,594	50,794	14,596	11,955
Non-controlling interest	-	(81)	-	-
Total comprehensive income for the period	53,594	50,713	14,596	11,955

Earnings per share
Basic	1.48	1.45	0.36	0.32
Diluted	1.43	1.41	0.35	0.31

Weighted average of outstanding shares (in thousands)
Basic	36,586	35,746	36,897	35,961
Diluted	37,674	36,685	37,985	36,899

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and bank balances	62,721	77,606
Investments	19,780	8,635
Trade receivables	156,676	110,898
Other assets	13,439	-
Other receivables	19,308	15,341
Other financial assets	4,527	550
Total current assets	276,451	213,030

Non-current assets
Investments	418	527
Other assets	7,796	-
Other receivables	8,810	34,197
Deferred tax assets	26,868	16,916
Investment in associates	3,776	4,000
Other financial assets	1,683	345
Property and equipment	87,533	51,460
Intangible assets	27,110	11,778
Right-of-use asset	58,781	-
Goodwill	188,538	104,846
Total non-current assets	411,313	224,069
TOTAL ASSETS	687,764	437,099

LIABILITIES
Current liabilities
Trade payables	31,487	17,578
Payroll and social security taxes payable	72,252	58,535
Borrowings	1,198	-
Other financial liabilities	8,937	9,347
Lease liabilities	19,439	-
Tax liabilities	12,510	7,399
Other liabilities	368	44
Total current liabilities	146,191	92,903

Non-current liabilities
Trade payables	5,500	-
Borrowings	50,188	-
Other financial liabilities	1,617	3,418
Lease liabilities	41,924	-
Other liabilities	1,028	-
Provisions for contingencies	2,602	2,862
Total non-current liabilities	102,859	6,280
TOTAL LIABILITIES	249,050	99,183

Capital and reserves
Issued capital	44,356	43,158
Additional paid-in capital	157,537	109,559
Other reserves	(2,557)	(2,136)
Retained earnings	239,378	187,335
Total equity	438,714	337,916
TOTAL EQUITY AND LIABILITIES	687,764	437,099

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Year ended		Three months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Reconciliation of adjusted gross profit
Gross Profit	254,161	203,756	69,805	56,341
Depreciation and amortization expense	7,350	4,022	2,369	967
Share-based compensation expense	4,976	4,248	1,309	1,095
Adjusted gross profit	266,487	212,026	73,483	58,403
Adjusted gross profit margin	40.4%	40.6%	39.9%	41.7%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(172,478)	(133,187)	(50,195)	(35,540)
Depreciation and amortization expense	16,905	16,521	4,393	4,638
Share-based compensation expense	14,912	8,665	4,541	2,327
Acquisition-related charges (a)	9,571	3,516	4,121	1,543
Adjusted selling, general and administrative expenses	(131,090)	(104,485)	(37,140)	(27,032)
Adjusted selling, general and administrative expenses as % of revenues	(19.9)%	(20.0)%	(20.2)%	(19.3)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	80,735	66,794	19,998	17,920
Share-based compensation expense	19,888	12,913	5,850	3,422
Acquisition-related charges (a)	10,695	4,273	4,631	1,733
Impairment of assets (b)	673	354	(47)	306
Adjusted Profit from Operations	111,991	84,334	30,432	23,381
Adjusted Profit from Operations margin	17.0%	16.1%	16.5%	16.7%

Reconciliation of Net income for the period
Net income for the period	54,015	51,596	13,453	11,509
Share-based compensation expense	19,888	12,913	5,850	3,422
Acquisition-related charges (a)	11,518	(2,177)	4,970	2,459
Impairment of assets (b)	673	1,154	(47)	1,106
Expenses related to secondary share offering (c)	-	251	-	-
Adjusted Net income	86,094	63,737	24,226	18,496
Adjusted Net income margin	13.1%	12.2%	13.1%	13.2%

Calculation of Adjusted Diluted EPS
Adjusted Net income	86,094	63,737	24,226	18,496
Diluted shares	37,674	36,685	37,985	36,899
Adjusted Diluted EPS	2.29	1.74	0.64	0.50

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of profit or loss and other comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Impairment of assets include, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(c)	Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held WPP Luxembourg Gamma Three S.àr.l. ("WPP").

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Total Employees	8,384	9,259	9,905	11,283	11,855
IT Professionals	7,821	8,609	9,215	10,462	11,021

North America Revenues %	77.4	73.7	75.2	77.1	75.0
Latin America and Others Revenues %	13.5	17.0	16.1	17.0	20.0
Europe Revenues %	9.1	9.3	8.7	5.9	5.1

USD Revenues %	85.6	83.3	88.7	86.3	86.7
Other Currencies Revenues %	14.4	16.7	11.3	13.7	13.3

Top Customer %	10.9	10.5	10.4	11.9	11.7
Top 5 Customers %	30.9	28.9	27.2	26.1	27.0
Top 10 Customers %	42.7	40.8	41.0	38.6	38.5

Customers Served (Last Twelve Months)	373	472	585	744	822
Customers with >$1M in Revenues (Last Twelve Months)	90	91	97	104	107

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant